THE REAL HIP-HOP NETWORK, INC.
455 Pennsylvania Avenue NW, Suite 400
Washington, DC 20004

  November 22, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	The Real Hip-Hop Network, Inc. Amendment No. 2 to the Registration Statement on Form S-1 Filed November 05, 2013 File No. 333-190837

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated November 15, 2013 addressed to Mr. Atonn Muhammad, the Company’s President and CEO, with respect to the Company’s filing of its Form S-1.

The Company has replied below to your comment with a response following a repetition of the Staff’s comment to which it applies (the “Comment”). The response to the Comment is numbered to relate to the corresponding Comment in your letter.

 General
1. We note your response to comment 1. The selling shareholders are acting as conduits for the company because their resales are aimed at creating a market in your shares for which they have not paid any consideration. Revise to state the selling shareholders are underwriters and fix the price at which they are offering their shares for the duration of the offering (not just until they the shares are qualified to be quoted on the OTC Bulletin Board or an exchange).

Company Response

The Company references the previous written response by the Company, dated September 26, 2013 to the comment issued by the Commission and provides the additional perspective in response to the Commissions comment, dated November 15, 2013. The selling shareholders are not registering their shares with an aim to create a market for the Company’s shares.  The selling shareholders did not initially receive these shares with a view to, or with any offers to sell the shares directly or indirectly in connection with any distribution of the Company’s shares.  Moreover, the selling shareholders are restricted from selling the shares they are registering pursuant to the lock up agreement (See Exhibit 10.9) thereby restricting their ability to sell the shares into the market even if and when the shares are registered herein.

2. We reissue comment 2 in part. Identify shareholders gifted shares by SSM Media Ventures who were also shareholders of SSM Media Ventures. Also reconcile your share issuances with the disclosure in your financial statements. For example, in your statements of changes in stockholders’ deficit, you describe the issuance of the 22,350,000 shares on July 16, 2011 to SSM as “Issuance of common stock option granted to founder for consulting services.” In addition, please clarify your disclosure on page II-2 that SSM Media Ventures transferred 6,936,050 shares to Atonn Muhammad with your disclosure on pages 27 and 64 that he beneficially owns 1,500,000 shares outside of SSM Media Venture’s beneficial ownership.

Company Response

We have clarified that shares were gifted to former affiliates of SSM Media Ventures, Please note, these persons were not shareholders of SSM Media Ventures nor were any persons listed in the selling shareholders list.  We have also reconciled the issuance of shares in our financial statements.

3. You disclose on page 4 that your primary sources of revenue will be affiliate fees and advertising. Please discuss, as you do on page 38, your anticipated initial source of revenues. Explain that you will be paying fees to DirecTV and DISH Network to distribute your programming and will not be receiving affiliate fees. Also discuss on pages 4 and 38 what is required before you can distribute your programming through DirecTV and DISH Network and the timing and funds needed.

Company Response

We have modified the disclosure on pages 4 and 38 accordingly.

Mr. Larry Spirgel
November 22, 2013

4. Please disclose any relationship between the fees you owe under the agreements with DirecTV and DISH Network and the minimum funding requirement under the licensing agreement with The Real Hip-Hop Network Broadcast Corporation.

Company Response

There is no relationship between the fees we owe under the licensing agreement and the agreements with DirecTV and DISH Network.

5. Please revise your description of the assigned agreement with DirecTV so that it is written in plain English. For example, rather than referring to “Affiliate” and “Programmer,” please refer to the party’s name. As another example, disclose the expected initial term of the agreement.

Company Response

We have modified the disclosure regarding the assignment agreements.

Risk Factors, page 8

6. Please add a risk factor that addresses the fees and other requirements you must meet under the assigned agreements with DirecTV and DISH Network and what will happen if you do not meet these requirements.

Company Response

We have added a risk factor regarding the DirecTV and Dish Network agreements.

Selling Stockholders, page 26

7. Please explain your statements in footnotes 3 and 4 that each of Mr. Matthew Anderson and Mr. Abdul Aquil Muhammad “was formally an affiliate of SSM Media.” The use of the past tense and “formally” makes the statement confusing.

Company Response

We have modified the footnotes accordingly.

8. It appears that footnote 7 was intended to provide information about Mr. Alvin Butler Jr., but instead states that the selling shareholders marked with an asterisk were gifted the shares by SSM Media Ventures. Please advise. In addition, if the asterisk is intended to illustrate two things – that the shares are subject to a lock-up agreement (per the first paragraph on page 27) and that the shares were gifted by SSM Media Ventures (per footnote 7) – then please state this the first time the purpose of the asterisk is explained.

Company Response

We have modified the disclosure for clarification.

Advisory Board, page 57

9. In light of the fact that you do not have formal agreements with your advisory board, and the advisory board does not have any responsibilities to your shareholders, please reduce the prominence given to the members of the advisory board through their lengthy biographies.

Company Response

We have entered into formal agreements with our advisory board members as disclosed on Form 8-K file with the commission on November 22, 2013 and disclosed within the Form S-1 registration statement.

Mr. Larry Spirgel
November 22, 2013

Exhibits and Financial Statement Schedules, page II-3

10. Please file your exhibits in their entirety. In this regard, we note references to Exhibits A, B and C in the assigned agreement with DirecTV filed through incorporation by reference as Exhibit 10.14; however, these exhibits to the agreement were not filed with the agreement. As another example, it appears that the amount of the non-refundable deposit set forth in Section 2.2 of the assigned agreement with DirecTV has been redacted. Similarly, it appears that information has been redacted from Section 6(a) of the assigned affiliation agreement with DISH Network filed through incorporation by reference as Exhibit 10.13 and that the agreement is missing page 19. Refile the agreements in their entirety. Please note that, if appropriate, you may submit a request for confidential treatment of portions of your exhibits pursuant to Rule 24b-2 of the Exchange Act.

Company Response

We have refiled the agreements in their entirety with redactions and are requesting for confidential treatment pursuant to Rule 24b-2 of the Exchange Act.

11. Please clarify that the form of lock-up agreement filed as Exhibit 10.11 relates solely to Mr. Muhammad and Mr. Butler Jr.

Company Response

We have modified the disclosure to state that Exhibit 10.11 is solely related to Mr. Muhammad and Mr. Butler Jr.

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Atonn Muhammad THE REAL HIP-HOP NETWORK, INC. By: /s/ Atonn Muhammad Atonn Muhammad